                                       Filed by Alamosa Holdings, Inc.
                                    pursuant to Rule 425 under the
                                    Securities Act of 1933, as amended

                                    Subject Company: AirGate PCS, Inc.
                                    Exchange Act File Number of
                                    Subject Company: 000-27455

                      ####

 The following press release was issued by Alamosa Holdings, Inc. on January 10,
                                      2005:

                ALAMOSA ANNOUNCES FOURTH QUARTER CUSTOMER RESULTS
           SCHEDULES FOURTH QUARTER EARNINGS RELEASE & CONFERENCE CALL

     FOURTH QUARTER CUSTOMER HIGHLIGHTS
     ----------------------------------

     O        49,000 NET SUBSCRIBER ADDITIONS

     O        915,000 TOTAL DIRECT SUBSCRIBERS

     O        2.3 PERCENT AVERAGE MONTHLY CUSTOMER CHURN

LUBBOCK, TEXAS (JANUARY 10, 2005) - Alamosa Holdings, Inc. (Nasdaq/NM: APCS), a
PCS Affiliate of Sprint, today announced customer results for the fourth quarter relating to net subscriber additions, total direct subscribers and average monthly customer churn. The Company has also scheduled the release of its fourth quarter 2004 financial results on February 23, 2005, after the market close, and its quarterly conference call with investors on February 24, 2005.

FOURTH QUARTER CUSTOMER RESULTS
Net subscriber additions totaled approximately 49,000 for the fourth quarter, which represents a 44 percent increase compared to 34,000 net additions in the fourth quarter of 2003. Gross activations were up over 33 percent from the same period one year ago and increased 25 percent on an annual basis. Total direct subscribers were approximately 915,000 at December 31, 2004, an increase of approximately 6 percent from the prior quarter-end and approximately 26 percent from the same date one year ago. The customer churn rate was 2.3 percent for the fourth quarter, an improvement from the third quarter rate of 2.4 percent and
2.5 percent in the same period one year ago. For the year, the average monthly customer churn rate was 2.3 percent, within previous guidance of customer churn at 2.4 percent or less for the year.

"Our fourth quarter net customer results showed continued solid growth, which helped us to complete our most successful year in our company's five-year history," stated David E. Sharbutt, Chairman & Chief Executive Officer of
Alamosa Holdings, Inc. "We remain pleased with the rate of our customer growth, our low level of average monthly customer churn and the scale we have built in our business." Mr. Sharbutt continued "With the most successful year in our business behind us, we are now focused on raising the standard by which we are measured, including our completion of the business combination with AirGate PCS, to help us achieve another record year for Alamosa and all of its stakeholders in 2005."

FOURTH QUARTER EARNINGS RELEASE & Conference Call Schedule
The Company will release its fourth quarter 2004 financial results on Wednesday,
February 23, 2005 after the close of the market. In conjunction with the release, Alamosa has scheduled a conference call with investors, which will also be broadcast live over the Internet. An audio archive will be available, shortly after the call, on the Company's website at www.alamosapcs.com or
www.fulldisclosure.com for approximately 30 days.

What:     Alamosa Holdings Fourth Quarter 2004 Earnings Conference Call

When:    Thursday, February 24, 2005 at 9:00 a.m. Eastern Time.

How:     Live via phone - By dialing (913) 981-5543 and asking for the Alamosa call 10 minutes prior to the start time or listen live over the
         Internet by logging on to www.alamosapcs.com or www.fulldisclosure.com.

ABOUT ALAMOSA
Alamosa Holdings, Inc. is the largest (based on number of subscribers) PCS
Affiliate of Sprint (NYSE: FON), which operates the largest all-digital, all-CDMA Third-Generation (3G) wireless network in the United States. Alamosa has the exclusive right to provide digital wireless mobile communications network services under the Sprint brand name throughout its designated territory located in Texas, New Mexico, Oklahoma, Arizona, Colorado, Utah, Wisconsin,
Minnesota, Missouri, Washington, Oregon, Arkansas, Kansas, Illinois and
California. Alamosa's territory includes licensed population of 15.8 million residents.

ABOUT SPRINT
Sprint is a global integrated communications provider serving more than 26 million customers in over 100 countries. With more than $26 billion in annual revenues in 2003, Sprint is widely recognized for developing, engineering and deploying state-of-the-art network technologies, including the United States'
first nationwide all-digital, fiber-optic network and an award-winning Tier 1
Internet backbone. Sprint provides local communications services in 39 states and the District of Columbia and operates the largest 100-percent digital, nationwide PCS wireless network in the United States.

FORWARD LOOKING STATEMENTS
This document contains forward-looking statements within the meaning of the
Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (1) statements about the benefits of the proposed merger between Alamosa Holdings, Inc. ("Alamosa") and AirGate PCS, Inc. ("AirGate"),
including future financial and operating results; (2) statements with respect to
Alamosa's plans, objectives, expectations and intentions and other statements that are not historical facts; and (3) other statements identified by words such as "believes," "expects," "anticipates," "estimates," "intends," "plans,"
"targets," "projects" and similar expressions. Such statements are based upon the current beliefs and expectations of Alamosa's and AirGate's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the businesses of Alamosa and AirGate may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected combination benefits from the Alamosa/AirGate transaction may not be fully realized or realized within the expected time frame; (3) the failure of AirGate and Alamosa stockholders to approve the merger and/or the failure to obtain approvals from regulators or other groups; (4) disruption from the merger making it more difficult to maintain relationships with clients, employees or suppliers; (5)
Alamosa's and AirGate's dependence on their affiliation with Sprint; (6) shifts in populations or network focus; (7) changes or advances in technology; (8)
changes in Sprint's national service plans or fee structure with Alamosa or
AirGate; (9) change in population; (10) difficulties in network construction;
(11) increased competition in Alamosa's and AirGate's markets; and (12) adverse changes in financial position, condition or results of operations. Additional factors that could cause Alamosa's and AirGate's results to differ materially from those described in the forward-looking statements can be found in the 2004 Annual Report on Form 10-K of AirGate and in the 2003 Annual
Report on Form 10-K and in the Quarterly Reports on Form 10-Q of Alamosa filed with the Securities and Exchange Commission (the "Commission") and available at the Commission's internet site (http://www.sec.gov). The forward-looking statements in this document speak only as of the date of the document, and
Alamosa and AirGate assume no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those contained in the forward-looking statements.

On December 22, 2004, Alamosa filed a registration statement with the Commission containing Alamosa's and AirGate's preliminary joint proxy statement/prospectus regarding the proposed merger with AirGate. Stockholders are urged to read the preliminary joint proxy statement/prospectus regarding the proposed transaction and the definitive joint proxy statement/prospectus when it becomes available, because it contains, or will contain, important information. Stockholders will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alamosa and AirGate, without charge, at the Securities and Exchange Commission's internet site
(http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained without charge, when they become available, by directing a request to Alamosa Holdings,
Inc., 5225 S. Loop 289, Lubbock, Texas 79424, Attention: Jon Drake
(806-722-1100); or AirGate PCS, Inc., Harris Tower, 233 Peachtree Street, N.E.
Suite 1700, Atlanta, Georgia 30303, Attention: Bill Loughman (404-525-7272).

The respective directors and executive officers of Alamosa and AirGate and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. Information regarding Alamosa's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by Alamosa on April 23, 2004, and information regarding
AirGate's directors and executive officers is available in the proxy statement filed with the Securities and Exchange Commission by AirGate on March 5, 2004.
Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus filed by
Alamosa with the Securities and Exchange Commission on December 22, 2004, and
other relevant materials to be filed with the Securities and Exchange Commission when they become available.

                                      ####